                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No )*


                              Verdant Brands, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   923366 10 8
                                   -----------
                                 (CUSIP Number)

                               Thomas G. Lovett IV
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 371-3270
                           Fax Number: (612) 371-3207
                           --------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 1999
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box G. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 13 Pages

---------------------------                 ------------------------------------
CUSIP No. 923366 10 8            13D            Page 2 of 13 Pages
                                                     --   ---
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                    Raymond A. Lipkin
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                      (a)  [ ]
                                                                      (b)  [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY



---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           [ ]


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Raymond A. Lipkin is a citizen of the United States.
---------- ------------ --- ----------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF                                                      266,500
        SHARES          --- ----------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER
       OWNED BY                                                       58,900
         EACH           --- ----------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON                                                       266,500
        WITH:           --- ----------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                                      58,900
---------- ------------ --- ----------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            325,400
---------- ---------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (see instructions)                                              [X]
---------- ---------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             6.3%
---------- ---------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                                              IN
---------- ---------------------------------------------------------------------

---------------------------                 ------------------------------------
CUSIP No. 923366 10 8            13D            Page 3 of 13 Pages
                                                     --   ---
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                    Deborah A. Lipkin IRA
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                      (a)  [ ]
                                                                      (b)  [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Deborah A. Lipkin IRA was organized in the State of Minnesota.
---------- ---------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                                                     500
      NUMBER OF         --- ----------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY                                                    -0-
       OWNED BY         --- ----------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING                                                      500
        PERSON          --- ----------------------------------------------------
        WITH:           10    SHARED DISPOSITIVE POWER
                                                                     -0-
---------- ---------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              500
---------- ---------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (see instructions)                                             [X]
---------- ---------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             .01%
---------- ---------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                                              OO
---------- ---------------------------------------------------------------------

---------------------------                 ------------------------------------
CUSIP No. 923366 10 8            13D            Page 4 of 13 Pages
                                                     --   ---
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                    Katherine A. Kinnaman IRA
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                      (a)   [ ]
                                                                      (b)   [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Katherine A. Kinnaman IRA was organized in the State of Minnesota.
---------- ---------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                                                     600
      NUMBER OF         --- ----------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY                                                    -0-
       OWNED BY         --- ----------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING                                                      600
        PERSON          --- ----------------------------------------------------
        WITH:           10    SHARED DISPOSITIVE POWER
                                                                     -0-
---------- ---------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              600
---------- ---------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (see instructions)                                             [X]
---------- ---------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             .01%
---------- ---------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                                              OO
---------- ---------------------------------------------------------------------

---------------------------                 ------------------------------------
CUSIP No. 923366 10 8            13D            Page 5 of 13 Pages
                                                     --   ---
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                    Caroline M. Lipkin
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                      (a)   [ ]
                                                                      (b)   [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Caroline A. Lipkin is a citizen of the United States.
---------- ---------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                                                     2,800
      NUMBER OF         --- ----------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY                                                    -0-
       OWNED BY         --- ----------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING                                                      2,800
        PERSON          --- ----------------------------------------------------
        WITH:           10    SHARED DISPOSITIVE POWER
                                                                     -0-
---------- ---------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             2,800
---------- ---------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (see instructions)                                             [X]
---------- ---------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             .05%
---------- ---------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                                              IN
---------- ---------------------------------------------------------------------

---------------------------                 ------------------------------------
CUSIP No. 923366 10 8            13D            Page 6 of 13 Pages
                                                     --   ---
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                    Koloa Limited Partnership
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                      (a)   [ ]
                                                                      (b)   [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Koloa Limited Partnership is an entity formed under the laws of the State of Minnesota.
---------- ---------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                                                     52,000
      NUMBER OF         --- ----------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY                                                    -0-
       OWNED BY         --- ----------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING                                                      52,000
        PERSON          --- ----------------------------------------------------
        WITH:           10    SHARED DISPOSITIVE POWER
                                                                     -0-
---------- ---------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            52,000
---------- ---------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (see instructions)                                             [X]
---------- ---------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             1.0%
---------- ---------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                                              PN
---------- ---------------------------------------------------------------------

ITEM 1.  Security and Issuer

         This statement relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Verdant Brands, Inc., a Minnesota Corporation formerly known as Ringer Corporation (the "Issuer"), whose principal executive offices are located at 9555 James Avenue South, Suite 200, Bloomington, Minnesota 55431-2543.

ITEM 2.  Identity and Background

         (a)      Name: This statement is being filed by Raymond A. Lipkin.

         (b) Residence Address: Mr. Lipkin's address is 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

         (c) Principal Occupation: Mr. Lipkin is retired. He was previously employed as an investment advisor.

         (d) Criminal Convictions: During the last five years, Mr. Lipkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

         (e) Civil Proceedings: During the last five years, Mr. Lipkin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

         (f)      Citizenship: Mr. Lipkin is a citizen of the United States.

         Identity and Background - Reporting Persons Holding Less than 5% of the Issuer's Outstanding Shares

Deborah A. Lipkin IRA

         (a)      Name: Deborah A. Lipkin IRA.

         (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

         (c)      Principal Occupation: N/A

         (d)      Criminal Convictions: None

         (e)      Civil Proceedings: None

         (f) Citizenship: Deborah A. Lipkin IRA was organized in the State of Minnesota.


                               Page 7 of 13 Pages

Katherine A. Kinnaman IRA

         (a)      Name: Katherine A. Kinnaman IRA.

         (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

         (c)      Principal Occupation: N/A

         (d)      Criminal Convictions: None

         (e)      Civil Proceedings: None

         (f) Citizenship: Katherine A. Kinnaman IRA was organized in the State of Minnesota.

Caroline M. Lipkin

         (a)      Name: Caroline M. Lipkin

         (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

         (c)      Principal Occupation: Ms. Lipkin is a photographer.

         (d)      Criminal Convictions: None

         (e)      Civil Proceedings: None

         (f)      Citizenship: Ms. Lipkin is a citizen of the United States.


ITEM 3.  Source And Amount of Funds or Other Consideration

         The shares of Common Stock of the Issuer acquired by Mr. Lipkin during the past sixty days, identified on Appendix A herein, were purchased for cash in open market transactions using personal funds.


ITEM 4.  Purpose of Transaction

         All of the reporting persons named herein have acquired the securities described in Items 1 and 5 for investment purposes.

         All reporting persons hereunder may, from time to time, (1) acquire addtional shares of Common Stock (subject to availability at prices deemed favorable to such persons) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.


                               Page 8 of 13 Pages

         None of the reporting persons named herein have present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  Interest in Securities of the Issuer

         (a) On November 8, 1999, Mr. Lipkin purchased 50,000 shares of Common Stock of the Issuer, which caused his beneficial ownership of shares of the Issuer to exceed 5%. As of the date of this filing, Mr. Lipkin beneficially owns 325,400 shares of Common Stock of the Issuer, representing approximately 6.3% of the outstanding shares. This percentage is based upon 5,134,004 shares of Common Stock outstanding at November 12, 1999, as reported by Issuer's Chief Financial Officer.

         (b) As of November 8, 1999, the reporting persons hereunder own the following shares of Common Stock of the Issuer:

                                                Shares        Percentage of
                           Name                 Owned       Outstanding Shares
                           ----                 ------      ------------------

                  Raymond A. Lipkin            269,500            5.20%
                  Koloa Limited Partnership     52,000            1.00%
                  Deborah A. Lipkin IRA            500             .01%
                  Katherine A. Kinnaman IRA        600             .01%
                  Caroline M. Lipkin             2,800             .05%

                  This report is being filed with respect to the foregoing 325,400 shares of Common Stock of the Issuer, of which (i) 266,500 shares are held by Mr. Lipkin directly, in his Simplified Employee Pension ("SEP") account or in his Individual Retirement Account ("IRA") and are subject to his sole voting and dispositive power, (ii) 3,000 shares are held jointly with Mr. Lipkin's spouse and with respect to which Mr. Lipkin has shared voting and dispositive power, (iii) 52,000 shares are held by Koloa Limited Partnership, a family partnership in which Mr. Lipkin and his spouse are general partners and Mr. Lipkin is the managing partner with shared voting and dispositive power, and (iv) 3,900 shares are held by or on behalf of the family members other than Mr. Lipkin identified above and with respect to which Mr. Lipkin has management and shared voting power. Mr. Lipkin disclaims beneficial ownership with respect to all but the 266,500 shares over which he has sole voting and dispositive power, shares held jointly with Mrs. Lipkin and his proportionate interest in the family partnership. With the exception of Mr. Lipkin, all reporting persons hereunder disclaim beneficial ownership of shares held by others.


                               Page 9 of 13 Pages

         (c) Transactions in the Common Stock of the Issuer effected by Mr. Lipkin in the last 60 days are described on the attached Appendix A and incorporated herein by reference. All such transactions were purchases effected in the open market. Other than as identified on Appendix A, the reporting persons hereunder have not effected any transactions in the Common Stock of the Issuer during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Lipkin has an understanding with certain family members described in Items 5(b) and (d) above for management of their respective holdings of the Common Stock of the Issuer. Other than these arrangements, Mr. Lipkin does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


ITEM 7.  Materials to be filed as Exhibits

         Appendix A - Transactions in Securities of the Issuer

         Exhibit 1   Joint Filing Agreement


                               Page 10 of 13 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


November 17, 1999


                                            /s/Raymond A. Lipkin
                                            -----------------------------------
                                            Raymond A. Lipkin




November 17, 1999                           Deborah A. Lipkin IRA



                                        By: /s/Deborah A. Lipkin
                                            -----------------------------------
                                            Deborah A. Lipkin



November 17, 1999                           Katherine A. Kinnaman IRA



                                        By: /s/Katherine A. Kinnaman
                                            -----------------------------------
                                            Katherine A. Kinnaman


November 17, 1999


                                            /s/Caroline M. Lipkin
                                            -----------------------------------
                                            Caroline M. Lipkin



November 17, 1999                           Koloa Limited Partnership



                                        By: /s/Raymond A. Lipkin
                                            -----------------------------------
                                            Raymond A. Lipkin, Managing Partner


                               Page 11 of 13 Pages

                                   APPENDIX A

               Transactions in Securities of Verdant Brands, Inc.

 (Shares of Common Stock of the Issuer purchased directly by Raymond A. Lipkin)



                            No. of Shares Purchased             Total
       Date                  in the Last Sixty Days         Purchase Price
       ----                  ----------------------         --------------

      9/22/99                     10,000                        32,505
      9/27/99                     30,000                        71,255
      11/08/99                    50,000                        81,255
                                  ------                        ------

                     Total        90,000                   $   185,015



                               Page 12 of 13 Pages

                                    EXHIBIT 1
                                 TO SCHEDULE 13D

                             JOINT FILING AGREEMENT

       The undersigned parties hereby agree that this Schedule 13D relating to securities of Verdant Brands, Inc. shall be filed on behalf of each of them.

November 17, 1999



                                        /s/Raymond A. Lipkin
                                        ----------------------------------------
                                        Raymond A. Lipkin




November 17, 1999                       Deborah A. Lipkin IRA




                                    By: /s/Deborah A. Lipkin
                                        ----------------------------------------
                                        Deborah A. Lipkin



November 17, 1999                       Katherine A. Kinnaman IRA




                                    By: /s/Katherine A. Kinnaman
                                        ----------------------------------------
                                        Katherine A. Kinnaman


November 17, 1999


                                        /s/Caroline M. Lipkin
                                        ----------------------------------------
                                        Caroline M. Lipkin



November 17, 1999                       Koloa Limited Partnership



                                    By: /s/Raymond A. Lipkin
                                        ----------------------------------------
                                        Raymond A. Lipkin, Managing Partner


                               Page 13 of 13 Pages